Exhibit 99.1

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Earnings:
Net increase in net assets from operations	$3,388,082	$(1,039,731)	$(18,634,588)	$15,033,594	$17,222,972
Income tax expense, including excise tax	-	-	-	-	-
Total Earnings before taxes	3,388,082	(1,039,731)	(18,634,588)	15,033,594	17,222,972

Fixed Charges:
Interest expense	7,661,407	9,110,603	11,727,880	11,538,179	10,116,271
Total fixed charges	$7,661,407	$9,110,603	$11,727,880	$11,538,179	$10,116,271
Earnings available to cover fixed charges	$11,049,489	$8,070,872	$(6,906,708)	$26,571,774	$27,339,243
Ratio of earnings to fixed charges	1.44	0.89	(0.59)	2.30	2.70